UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

LEGGETT & PLATT, INCORPORATED

(Exact name of the registrant as specified in its charter)

Missouri	001-07845
(State or other jurisdiction of incorporation)	(Commission File Number)

No. 1 Leggett Road, Carthage, Missouri	64836
(Address of principal executive offices)	(Zip Code)

Jennifer J. Davis

Executive Vice President,

General Counsel

(417) 358-8131

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Leggett & Platt, Incorporated is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act, as amended, for the reporting period from January 1, 2023 to December 31, 2023.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD and incorporated by reference herein, and is publicly available at https://leggett.com/supplier-documents. The website and information accessible through it are not incorporated into this document.

Item 1.02 Exhibit

As specified in Section 3, Item 3.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not Applicable

Section 3 – Exhibits

Item 3.01 Exhibits

The following exhibit is filed as part of this report.

EXHIBIT INDEX

Exhibit No.	Description

1.01	2023 Conflict Minerals Report of Leggett & Platt, Incorporated as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Leggett & Platt, Incorporated
Date: April 12, 2024
	By:	/s/ Jennifer J. Davis
Jennifer J. Davis
Executive Vice President – General Counsel

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